Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 12, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
05/07/2021	2,759	172.8674	476,941.16	—	—	—	—	2,759	172.8674	476,941.16
06/07/2021	7,269	173.4372	1,260,715.01	6,508	205.9621	1,340,401.35	1,132,287.00	13,777	173.6954	2,393,002.00
07/07/2021	3,509	173.8810	610,148.43	4,700	206.6046	971,041.62	820,760.39	8,209	174.3098	1,430,908.82
08/07/2021	13,561	172.1852	2,335,003.50	4,124	206.4938	851,580.43	719,361.74	17,685	172.7094	3,054,365.24
Total	27,098	172.8101	4,682,808.09	15,332	206.3021	3,163,023.40	2,672,409.13	42,430	173.3495	7,355,217.23

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till July 9, 2021, the total invested consideration has been:
• Euro 89,295,861.67 for No. 521,436 common shares purchased on the MTA.
• USD 18,605,421.91 (Euro 15,510,209.15 *) for No. 91,026 common shares purchased on the NYSE

As of July 9, 2021, the Company held in treasury No. 9,524,973 common shares equal to 3.70% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until July 9, 2021, the Company has purchased a total of 4,339,647 own common shares on MTA and NYSE for a total consideration of Euro 608,228,304.00.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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